Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

 Commission File No.: 001-09397

The following transcript is for a podcast made available to all Baker Hughes employees on December 4, 2015.

Red-Blue Podcast Series
Episode #5: Dinu John

“Integrating Information Technology: What to Expect”
Total Time: 6:56 minutes

Participants

•	Interviewer: Mary Wiggins – Director of Internal Communications

•	Interviewee: Dinu John – Sr. Director, IT – Integration Planning Team

Introduction

Mary Wiggins:

•	Hello and welcome to the Red-Blue podcast series. . I’m Mary Wiggins and with me I have Dinu John, our Information Technology Lead for Integration Planning.. Dinu’s team is looking after everything from our email address to critical business applications.

•	Let me give you a little bit of background on Dinu:

o	He’s been with Baker Hughes for six years;

o	Most recently, he was Senior Director of IT for North America, and before that he was Senior Director of IT for all enterprise corporate functions

•	We’re so glad to have you here today, Dinu.

Dinu John:

Thanks, Mary. I’m happy to be here.

Q&A

Mary Wiggins:

Great. So to get started, can you talk about your role and what your team is focused on?

Dinu John:

•	Sure. I lead all activities related to information technology throughout the integration planning process. This includes three main areas:

o	One, supporting the regulatory filings;

o	Second, preparing for potential divestitures;

o	And finally, integration planning.

Mary Wiggins:

When you say you’re supporting the regulatory filings, what part does your team play in that process?

Dinu John:

•	IT is responsible for meeting all the data requests from the different competition authorities, related to large application datasets and databases, and we ensure the information is transferred securely.

Mary Wiggins:

As for the divestiture planning, I imagine your work is really focused on separating each business from the enterprise.

Dinu John:

•	Exactly. The goal is to ensure the businesses have everything they need from an IT perspective to continue operating seamlessly and successfully following the divestiture.

Mary Wiggins:

So let’s talk about the integration planning piece. What has that journey been like so far?

Dinu John:

Along with HR and Finance, IT was one of the first functions to start integration planning activities with Halliburton. We have been working jointly on the planning effort for several months now. There has been a lot of conversation to understand the differences and similarities between our processes and the two IT landscapes.

We work together to establish what we call the Day 1 Imperatives – things that HAVE to be in place for employees – and we’re also engaged in planning the integration of our systems.

All of our work is based on certain common guidelines.

Mary Wiggins:

And what do those guidelines cover?

Dinu John:

Some of them may seem obvious, but both companies agreed it was important to establish guidelines as the basis for our planning.

1.	The first one was security. We will not compromise the security posture of each company.

2.	We will maintain business continuity,

3.	and finally, we have agreed that our core enterprise systems and any product line application will stay in place on Day 1.

Mary Wiggins:

And so, on the first day the two companies are combined, what are some of the imperatives that IT needs to deliver?

Dinu John:

Our responsibilities are divided in two parts. There are Day 1 Core IT Requirements, and Day 1 Business Requirements that IT will enable. As far as the Core IT Requirements for Day 1, for example, every Baker Hughes employee will have a Halliburton email.

Mary Wiggins:

Will we still be able to receive emails sent to our Baker Hughes email addresses?

Dinu John:

Yes, that is correct, and you will be able to access combined company contacts, and you will be able to see each other’s calendars to schedule meetings.

Mary Wiggins:

And after close, will Baker Hughes employees have access to Halliburton applications, and vice versa?

Dinu John:

That is the plan for Day 1, but this will not all take place at once. We will start with certain key employees based on strict criteria and then gradually enhance access as required.

Mary Wiggins:

So just to clarify, we will still have access to Baker Hughes applications as well, right?

Dinu John:

Yes. Our focus is to ensure that, from an IT perspective, not much will change for our employees on Day 1. You will still be working from your same computer, you will still be able to contact SOLV to get help, and you will continue to have access to Baker Hughes applications and information.

Mary Wiggins:

So that covers some Core IT imperatives. What about the Day 1 Business Requirements you mentioned?

Dinu John:

Sure. One of the most critical business requirements is working with our Finance team to provide consolidated financial data to enable combined company external reporting. We are also working on understanding and enabling other reporting imperatives that will require combined data from both companies to run the business. These solutions will need to be in place while we’re still on separate ERP systems.

Mary Wiggins:

So let me stop you for just a minute, Dinu. Can you define ERP for us?

Dinu John:

ERP stands for Enterprise Resource Planning. It is the technology backbone and engine for running our company. It includes SAP and all the applications connected to SAP that integrates all facets of our business. Our goal is to be in position to mobilize and begin the ERP integration project soon after Day 1, but it will take time. We will maintain our ERP systems while we continue the process to integrate the two SAPs.

Mary Wiggins:

And so, how long after closing will it take to move to one system?

Dinu John:

The timeline depends on a lot of factors: legal entity consolidation, customer contracts, local country requirements. The team is working on the ERP plan and will share the timeline as soon as it’s final. Keep in mind that even though both companies have SAP, how it is designed and the way it is used is extremely different, so it is not an easy task to integrate. This is where a majority of the work will happen for IT, including application rationalization by function and product line.

Conclusion

Mary Wiggins:

So, to sum up our conversation, the majority of the work will happen after Day 1.

Dinu John:

Correct. I want to leave everyone with the message that, from an IT perspective, our employees will not see any major or abrupt changes on Day 1. All the Baker Hughes systems and processes will remain the same. The Day 1 imperatives we discussed, like getting Halliburton emails, will happen behind the scenes with little impact to the employee. We will continue to communicate the changes to make sure employees know what to expect even if the change is minor. The bulk of work will take place after Day 1 for IT. This includes sustaining our Baker Hughes systems, supporting the post-Day 1 divestiture activities and, finally, starting the ERP integration journey.

Mary Wiggins:

Well, it sounds like I better let you get back to work, so thanks so much for taking the time to join us, Dinu.

Dinu John:

My pleasure. Thanks for having me.

Mary Wiggins:

If you have a question for Dinu or any member of the Integration Planning Team, please send it to askredblue@bakerhughes.com. Thanks for listening.

###

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30,

2015, which was filed with the SEC on October 21, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.